UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-25887	Commission File Number: 000-25887-01
PRIVATEBANCORP, INC.	PRIVATEBANCORP CAPITAL TRUST I
(Exact name of co-registrant as specified in its charter)	(Exact name of co-registrant as specified in its certificate of trust)
Ten North Dearborn Chicago, Illinois 60602 (312) 683-7100 (Address, including zip code, and telephone number, including area code, of co-registrant’s principal executive offices)	Ten North Dearborn Chicago, Illinois 60602 (312) 683-7100 (Address, including zip code, and telephone number, including area code, of co-registrant’s principal executive offices)

9.50% Cumulative Trust Preferred Securities (and the Guarantee with respect thereto) of PrivateBancorp Capital Trust I
(Title of each class of securities covered by this Form)
Common Stock, no par value per share, of PrivateBancorp, Inc.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, PrivateBancorp, Inc. and PrivateBancorp Capital Trust I have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: December 31, 2005

By: /s/ Dennis L. Klaeser
Name: Dennis L. Klaeser
Title: Chief Financial Officer of PrivateBancorp, Inc.

By: /s/ Lisa M. O'Neill
Name: Lisa M. O’Neill
Title: Administrative Trustee of PrivateBancorp
Capital Trust I